W. John McGuire

+1.202.373.6799

john.mcguire@morganlewis.com

September 13, 2019

VIA EDGAR

Ms. Elisabeth M. Bentzinger, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Ms. Bentzinger:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on January 31, 2019 regarding the Trust’s Post-Effective Amendment No. 33 (“PEA No. 33”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 4, 2018, for the purpose of registering shares of the Nuveen ESG High Yield Corporate Bond ETF (the “Fund”), previously referred to as the Nushares ESG High Yield Corporate Bond ETF. PEA No. 33 went effective automatically on February 17, 2019, but PEA No. 33 was subsequently withdrawn by the Registrant because it was incomplete. The Registrant then filed Post-Effective Amendment No. 39 (“PEA No. 39”), which was filed with the SEC on March 1, 2019, for the purpose of replacing PEA No. 33 and registering shares of the Fund. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please include the 33 Act and 40 Act file numbers, as well as the filing date, on the facing sheet.

Response: The Registrant made the requested change in PEA No. 39.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

2.	Comment: Please include the ticker symbol on the Edgar system when it is available.

Response: The Registrant made the requested change in PEA No. 39.

3.	Comment: Please revise the introductory paragraph to the Example to clarify that the numbers in the example would equally apply to an investor who sells or continues to hold fund shares.

Response: The Registrant believes that the disclosure under the heading “Example” is consistent with Form N-1A, including Instruction 4(f) to Item 3, as well as disclosure utilized by other ETFs and, therefore, respectfully declines to make the requested change.

4.	Comment: Please provide a copy of the Fund’s index methodology upon its availability and prior to filing the Fund’s effective registration statement.

Response: We provided a copy of the index methodology related to the Fund’s underlying index to the SEC staff via e-mail on September 4, 2019.

5.	Comment: Please disclose the index provider for the Base Index.

Response: The requested change has been made to the Fund’s Prospectus. The Base Index is maintained by Bloomberg Index Services Limited (“Bloomberg”) pursuant to an agreement between Bloomberg, Barclays Bank PLC and MSCI ESG Research LLC.

6.	Comment: Please disclose in the Fund’s principal investment strategy any criteria as to an investment’s duration used by the Index methodology.

Response: Neither the Index nor the Base Index is governed by an index methodology that uses duration as a specific criterion in its selection of Index components. Accordingly, the Registrant has not revised the Fund’s principal investment strategy to discuss the duration of Index components or Fund holdings.

7.

Comment: Please include a definition of “duration” as well as an example of its impact on the Fund’s portfolio in the Item 9 section of the Fund’s Prospectus. For example, if the Fund’s portfolio has a duration of three years, and interest rate increases by one percent, then the portfolio’s value declines by three percent.

Response: The Registrant has replaced the penultimate sentence in the description of “Interest Rate Risk” in the back half of the Prospectus, which responds to Item 9 of Form N-1A, with the following:

When interest rates change, the values of longer-duration debt securities usually change more than the values of shorter-duration debt securities. Duration is a measure of a security’s price sensitivity to an interest rate change. Accordingly, a Fund that invests in securities with longer durations generally is subject to greater interest rate risk. For example, if interest rates increase or decrease by one percent, a bond’s price will drop or rise, respectively, by approximately one percent for every year of the bond’s duration.

Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

8.	Comment: Please disclose the lowest rated debt securities in which the Fund may invest and if the Fund can invest in securities in default.

Response: Neither the Index nor Base Index methodology sets forth a minimum quality rating for inclusion in the Index; however, bonds in default are excluded from both the Index and Base Index. Accordingly, the Registrant has revised the Fund’s principal investment strategy by replacing the first three sentences of the third paragraph with the following:

The Index draws from the universe defined by the Base Index, which is comprised of U.S. dollar-denominated, below investment grade, corporate bonds with above average liquidity. Below investment grade securities are commonly referred to as “high yield” or “junk” bonds. To be included in the Base Index, a bond must be rated high yield (Ba1/BB+/BB+ or below) using the middle rating of Moody’s, Standard & Poor’s and Fitch or, if ratings are not available from all three agencies, in accordance with the Base Index methodology’s “high yield” credit quality classification rules. Bonds in default do not qualify for inclusion in the Base Index.

9.	Comment: Please disclose in more detail in the Fund’s principal investment strategy how Index components are weighted.

Response: The Registrant has revised the Fund’s principal investment strategy by replacing the last sentence of the fourth paragraph, which addressed the weighting of securities in the Index, with the following sentences:

Eligible securities are sorted into a series of groups according to credit rating and ESG score. The Index allocates weight to each group seeking to maximize the ESG-rating with consideration for market value, Base Index sector weight, Base Index credit quality, and given the level of tracking error capacity.

10.	Comment: In light of the Fund’s representative sampling strategy, please add Management Risk as a principal risk of the Fund.

Response: Although the Fund will generally employ a representative sampling strategy to achieve its objective, the Registrant believes that the addition of Management Risk may suggest to investors that the Fund is actively managed and the Fund either attempts to outperform the Index or takes defensive positions in declining markets, none of which is accurate. Instead, the Registrant believes that the principal risk associated with the Fund’s representative sampling strategy should be addressed in the

Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

Fund’s Tracking Error Risk. Accordingly, the Registrant has replaced the penultimate sentence of Tracking Error Risk with the following sentence:

The Fund’s use of a representative sampling strategy to achieve its investment objective may also result in increased tracking error.

Accordingly, the Registrant respectfully declines to add Management Risk as a principal risk of the Fund.

11.

Comment: The Staff notes that the Fund has a policy, under normal market conditions, to invest “at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of the Index.” Please revise the Fund’s principal investment strategy to clarify that the Fund invests, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in high yield corporate bonds that meet certain ESG criteria. The Staff does not believe the current policy satisfies Rule 35d-1 of the 1940 Act because the Index may include securities that are not high yield corporate bonds that meet certain ESG criteria.

Response: The Registrant notes that the Index is comprised solely of high yield corporate bonds selected from the Base Index that meet certain ESG criteria set forth in the Index methodology. Given the foregoing, the Registrant respectfully submits that the Fund’s policy to invest, under normal market conditions, “at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of the Index” would satisfy Rule 35d-1(a)(2) were it applicable in this instance.

However, the Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment in any type of investment or industry. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments” (emphasis added).

12.	Comment: Please disclose if the Index is currently concentrated in any industry or industries. If so, also disclose the industry or industries in the Fund’s principal investment strategy.

Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

Response: Neither the Index nor the Fund is currently concentrated in any industry or industries.

13.

Comment: In the Principal Risks section of the prospectus, please consider adding risk disclosure related to the Fund being new, such as risks associated with higher expenses and the potential risk for limited growth, no growth or liquidation.

Response: The Registrant does not consider generalized risks associated with new funds to be “principal” investment risks associated with this Fund. Accordingly, the Registrant respectfully declines to make the requested change.

14.

Comment: The Staff notes that the “Market Trading Risks” disclosure states that “it is possible that an active trading market may not develop or be maintained….” Please consider revising the Fund’s description of this principal risk to include the following: “in times of market stress, market makers and authorized participants (“APs”) may step away from their role in making a market for ETF shares of the Fund and executing redemption or purchase orders of creation units, which could lead to variances between the market price of Fund shares and the underlying value of those shares.”

Response: Although the Registrant does not consider APs temporarily stepping away during periods of market stress to be a principal risk of the Fund that should be included in its summary prospectus, the Registrant notes that the following language already appears in the corresponding Item 9 “Market Trading Risks” disclosure:

In addition, efficient trading in the Fund’s shares on the secondary market depends on the participation of firms acting as market makers and/or liquidity providers in the market place. To the extent these market maker and authorized participant firms exit the ETF business or otherwise significantly reduce their business activities and no other entities step forward to perform these functions, the Fund’s shares may trade at a material discount to NAV.

15.

Comment: The Staff notes that the fourth sentence of the Fund’s “Tracking Error Risk” states that the Fund “replicates the return of its Index by investing in fewer than all of the securities in the Index, or in some securities not included in the Index.” Consider revising this language to clarify that the Fund uses “representative sampling” to achieve its investment objective.

Response: The requested change has been made. See the updated disclosure in the response to Comment 10.

16.

Comment: The Staff notes that the “Tracking Error Risk” states that the Fund invests in “some securities not included in the Index” as part of its representative sampling strategy. Please confirm that this language refers to securities otherwise described in the Fund’s principal investment strategy. If not, please identify these securities and add them to the Fund’s principal investment strategy and principal investment risks sections.

Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

Response: Confirmed. The Registrant has removed the referenced language from the Fund’s Tracking Error Risk. See the updated disclosure in the response to Comment 10.

17.

Comment: In the Principal Risks section of the Prospectus, please disclose, as a liquidity risk, that, in stressed market conditions, the market for an ETF’s shares may be less liquid due to the deterioration of the markets for the underlying securities. Please also note that an adverse effect on the liquidity of the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The requested change has been made. The following sentence from the Item 9 description of “Market trading risks” has been added to the corresponding Item 4 principal risk description:

In times of market stress, the Fund’s underlying portfolio holdings may become less liquid, which in turn may affect the liquidity of the Fund’s shares and/or lead to more significant differences between the Fund’s market price and its NAV.

18.

Comment: Please advise whether the securities underlying the Fund are traded outside of the collateralized settlement system. If so, please disclose as a principal risk that there are limited numbers of financial institutions that may act as APs that post collateral for certain trades on an agency basis (on behalf of other market participants). Please also disclose to the extent those APs exit the business or are unable to process orders and no other AP steps forward to do so, there may be significantly diminished trading markets for Fund shares. This too could lead to differences between the market price and the underlying value of Fund shares.

Response: The Registrant confirms that the Fund’s investments will not be traded outside of a collateralized settlement system.

19.	Comment: Please identify supplementally the appropriate broad-based securities market index that the Fund will use as its benchmark.

Response: When providing performance information regarding the Fund on its website and in its prospectus and shareholder reports, the Registrant intends to include comparative performance information for the Fund’s Index, the Bloomberg Barclays MSCI US High Yield Very Liquid ESG Select Index, as well as the Base Index, the Bloomberg Barclays Capital High Yield Very Liquid Index. The Fund’s Base Index is intended to broadly capture the highly liquid portion of the U.S. high yield bond market.

20.

Comment: The SEC staff notes that the Fund’s principal investment strategy described under Item 4 should be a summary of the strategy description provided under Item 9 in the back of the Prospectus. Per Instruction 4 of Item 9(b) of Form N-1A, please increase the length of the Item 9 principal investment strategy disclosure to include a discussion of the Base Index, the Index, and the Fund’s ESG strategy, as provided in

Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

the Item 4 principal investment strategy summary description. Please also disclose in Item 9 the Fund’s policy to concentrate to the same extent as the Index.

Response: The Registrant respectfully declines to duplicate the Fund’s Item 4 principal investment strategy description (and concentration policy) in the Fund’s Item 9 strategy section. General Instruction C.3(a) of Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Accordingly, the Registrant has not repeated the Fund’s principal investment strategy in the back half of the Prospectus. We note, however, that Item 9 of the Fund’s Prospectus includes some additional information about the Fund’s strategies and Index that is not included in the Item 4 summary. For example, Item 9 provides additional detail about the Fund’s Name Policy, portfolio holdings, non-principal investment strategies and temporary defensive positions. Further, General Instruction C.2(a) of Form N-1A notes that “[c]ross-references within the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus.” The Registrant believes that the cross-reference under Item 9 to the Fund’s Item 4 principal investment strategy assists investors’ understanding of the Fund’s strategies by reducing the complexity that would accompany the inclusion of lengthy, duplicative disclosure under Item 9.

21.

Comment: In the second paragraph under the “Share Trading Prices” section, please disclose exactly what is included in the calculation of the IOPV, such as operating expenses and accruals. Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IOPV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

Response: The Registrant notes that the current description of IOPV under “Share Trading Prices” has been revised as follows: “The IOPV is generally based on the current market value of the Fund’s portfolio holdings, less accrued expenses, divided by the number of shares of the Fund outstanding, as of the time of the prior day’s NAV calculation.” Additionally, it states that “The IOPV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best valuation of the current portfolio.” The Trust believes that this indicates clearly the limitations of the IOPV’s worth as an indicator of current market value of ETF shares. Further, the Trust does not consider this a principal risk of the Fund.

22.

Comment: The Fund’s prospectus lists its principal risk disclosures alphabetically rather than in order of importance, with such importance being based upon the investment strategy of the Fund. Please consider revising the principal risk disclosure so that those risks that are most predominate to the Fund’s investment strategy are listed first.

Response: The Registrant believes that listing the risk disclosures alphabetically allows the Fund to be consistent in its presentation, provides better comparability and eliminates any subjective arguments as to the importance of certain risk disclosures. As

Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

such, we respectfully decline your request. However, we have modified the introductory paragraph of the Fund’s principal risk disclosure as follows (new disclosure is underlined):

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The principal risks of investing in the Fund~~, listed alphabetically, include:~~ listed below are presented alphabetically to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

SAI

23.

Comment: Under “Investment Restrictions,” please revise the Fund’s concentration policy to clarify that the Fund will concentrate in a particular industry or group of industries to the same extent that the Index is concentrated in that industry or group or industries. In addition, please disclose that for purposes of determining concentration, the Fund will look through to the underlying assets of any investment companies in which the Fund invests.

Response: The requested changes have been made. The Registrant has revised the Fund’s concentration policy as follows:

The Fund may not:

(1) Concentrate its investments in a particular industry or group of industries, as the term “concentrate” is used in the 1940 Act, except that the Fund may concentrate its investments in a particular industry or group of industries to approximately the same extent that the Index concentrates in a particular industry or group of industries.

The Registrant also added the following disclosure:

To the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with the limitation set forth in number (1) above, to the extent the Fund has sufficient information about such investments.

24.

Comment: Under “Investment Restrictions,” the Staff notes that the second paragraph following the list of fundamental policies provides additional information concerning the Fund’s concentration policy. The Staff further notes that municipal securities backed principally from the assets and revenues of non-governmental users should be carved out from the list of political subdivision issuers that are exempt from the Fund’s concentration policy. Please revise the aforementioned disclosure accordingly.

Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

Response: The Registrant has revised the penultimate sentence of the second paragraph referenced above as follows:

To the extent that the income from a municipal bond is derived from a specific project or from the assets and revenue of a non-governmental user, the securities will be deemed to be from the industry of that project or user.

25.

Comment: Under “Investment Restrictions,” the Staff further notes that the last sentence under the second paragraph following the list of fundamental policies states that the Fund’s concentration policy does not limit the Fund’s investments in “issuers domiciled in a single jurisdiction or country.” The Staff believes that this disclosure suggests that the Fund may invest more than 25% of its assets in a particular industry if the securities in that particular industry are all in a single jurisdiction. Please delete or revise the aforementioned sentence to clarify that the Fund’s concentration policy focuses on issuers in a particular industry and does not impose any restrictions on the purchase of securities of issuers located in a single jurisdiction or country solely on the basis of where the issuer is located.

Response: The Registrant has deleted the last sentence under the second paragraph following the list of fundamental policies.

26.	Comment: On page S-3, please revise the description of the Fund’s Name Policy to reflect any changes made in response to Comment 11.

Response: No changes were made to the Fund’s 80% investment policy as noted in the Registrant’s response to Comment 11. As a result, no corresponding changes need to be made to the Fund’s Name Policy.

27.

Comment: On page S-43, please revise the first sentence under the heading “Control Persons and Principal Holders of Securities” to replace “greater than 5%” with “5% or more” as required by Item 18 of Form N-1A.

Response: The Registrant made the requested change in PEA No. 39.

Part C

28.	Comment: Please include the Fund’s index license agreement or sub-license agreement as an exhibit, as the Staff’s position is that any such agreement is a material contract.

Response: The Fund’s sub-license agreement will be included as an exhibit to the Fund’s completed registration statement.

Ms. Elisabeth M. Bentzinger, Esq.

September 13, 2019

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6799 or Michael Carlton at (202) 373-6070.

Sincerely, /s/ W. John McGuire W. John McGuire cc: K. Michael Carlton, Esq.